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Exhibit 23.2

The Board of Directors
The Kushner-Locke Company:

We consent to incorporation by reference in the registration statements (Nos. 333-40391, 333-10239 and 33-82942) on Form S-3 and (Nos. 333-63297, 33-45248 and
33-86768) on Form S-8 of The Kushner-Locke Company of our report dated December 26, 1997, relating to the consolidated balance sheet of The Kushner-Locke Company and subsidiaries as of September 30, 1997, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the years in the two-year period ended September 30, 1997, and the related schedule for each of the years in the two-year period ended September 30, 1997, which report appears in the September 30, 1998 annual report on Form 10-K of The Kushner-Locke Company.

KPMG Peat Marwick LLP

Los Angeles, California
December 29, 1998